UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 29, 2023

370 Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8545 W. Warm Springs Road, Ste A4 #192 Las Vegas, NV
(Full mailing address of principal executive offices)

702.860.9650
(Issuer’s telephone number, including area code)

Various classes of Series Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

Item 9. Other Events

As of December 29, 2023, 370 Markets LLC, dba Rares (the “Company”) completed the sale of underlying assets from each outstanding series of the Company, resulting in final distributions being made to investors and the dissolution of each outstanding series in accordance with the terms of the operating agreement of the Company. The intention to begin liquidation of the underlying assets and wind-up operations was identified as part of the Form 1-U filed on June 15, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 29, 2023.

370 MARKETS, LLC

By:	370 Legacy, Inc., its managing member

By:	/s/ GEROME DAREN SAPP
Chief Executive Officer & Director

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